Filed by Camden Property Trust Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Summit Properties, Inc.
Commission File No.: 001-12792

This filing relates to a proposed acquisition by Camden Property Trust (“Camden”) of Summit Properties, Inc. (“Summit”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 4, 2004 (the “Merger Agreement”), by and among Camden, Camden Summit, Inc. (formerly Camden Sparks, Inc.), a wholly owned subsidiary of Camden, and Summit, as amended pursuant to the terms of Amendment No. 1 to such Merger Agreement dated as of October 6, 2004 and Amendment No. 2 to such Merger Agreement dated as of January 24, 2005. The Merger Agreement is on file with the Securities and Exchange Commission (the “Commission”) as an exhibit to the Current Report on Form 8-K filed by Camden on October 5, 2004, Amendment No. 1 thereto is on file with the Commission as an exhibit to the Current Report on Form 8-K filed by Camden on October 7, 2004 and Amendment No. 2 thereto is on file with the Commission as an exhibit to the Current Report on Form 8-K filed by Camden on January 25, 2005. Each of the Merger Agreement and the Amendments thereto are incorporated by reference into this filing.

The following is a transcript of a conference call held on February 2, 2005 regarding Camden’s financial results for the quarter and year ended December 31, 2004:

CAMDEN PROPERTY TRUST
Fourth Quarter 2004 Earnings Conference Call
February 2, 2005 — 9:00 am CT

Operator:	Good day ladies and gentlemen and welcome to the Fourth Quarter 2004 Camden Property Trust Earnings conference call. My name is Ann Marie, and I’ll be your coordinator for today. At this time all participants are in a listen only mode. We will be facilitating a question and answer session towards the end of today’s conference. If at any time during the call you require assistance please press star followed by 0 and a coordinator will be happy to assist you. I would now like to turn the presentation over to your host for today’s call, Miss Kim Callahan, Camden’s Vice President of Investor Relations and Strategic Planning. Please proceed.

Kimberly Callahan:

Camden Property Trust	Thank you. Good morning and thank you for joining Camden’s Fourth Quarter 2004 Earnings conference call. Before we begin I’d like to advise everyone that we will be making forward-looking statements based on our current expectations and beliefs. These statements are not guarantees of future performance and involve risks and uncertainties that could cause actual results to differ materially from expectations. Further information about these risks can be found in our filings with the SEC and we encourage you to review them.

As a reminder, Camden’s complete Fourth Quarter 2004 Earnings Release Package is available in the Investor Relations Section of our website at www.camdenliving.com and includes reconciliations to non-GAAP financial measures which may be discussed on this call.

On the call today are Ric Campo, Camden’s Chairman and Chief Executive Officer, Keith Oden, President and Chief Operating Officer, and Dennis Steen, Chief Financial Officer.

At this time I would like to turn the call over to Ric Campo.

Richard J. Campo:

Camden Property Trust	Thank you, Kim. Camden completed 2004 consistent with our expectations. 2004 brought back earnings growth that had been declining since 2001. Our fourth quarter operating results highlighted improving market conditions in Las Vegas, Phoenix, Southern California, Tampa, and Orlando, and continued weakness in Denver, Dallas, and Houston. Seventy percent of our markets experienced increased sequential revenue growth over the last three quarters. We do expect market conditions to improve throughout the year going forward.

As 2004 was a year of renewed earnings growth and market stabilization, 2005 will be a year of transformation for Camden.

Our merger with Summit has transformed Camden’s operating platform into one of the best in the industry. Market balance is one of our core strategies. We will increase our market exposure to Southern California, Washington, D.C., and Southeast Florida to over 40% of net operating income while decreasing our exposure to over-weighted markets of Houston, Dallas, and Las Vegas to 20% of net operating income as we build out our $1.1 billion development pipeline.

We will continue to recycle capital through development and acquisitions, improving the quality of our properties. We’re excited about expanding our development pipeline with our new Summit development and construction teams. The Summit development and construction teams are smart, focused professionals that will add tremendous value to our shareholders in the coming years.

Our transformed platform of properties will be located in 16 of the top 20 U.S. growth markets, and we are positioned to outperform our competition as our recovery continues to build steam. Camden’s pre-merger markets should add about 430,000 jobs next year representing a 2.6% growth rate compared to a 1.8% growth rate for jobs for the U.S. overall. Job growth projected for the Summit markets should be around 229,000 or a 3.1% increase over the prior year.

The merger integration is going well. We’ve found great people in great properties at Summit. Team members at Summit and Camden have been doing a great job staying focused and are making sure that when the merger closes at the end of this month we will realize the benefits of a larger, higher quality and more efficient operating platform.

We have made good progress marketing $550 million in properties designated for sale or inclusion in a to-be formed venture with Camden assets from our over-weighted markets that has been announced in connection with the merger.

I would like to thank all of Camden and Summit team members for their hard work and dedication during this important transformation period for Camden.

At this point I would like to turn the call over to Keith Oden.

Keith Oden:

Camden Property Trust	Thanks, Ric. I want to spend my time on the call today covering two topics. First I’ll address Camden’s view of the market conditions for 2005 in our largest markets. The form that I’ll follow is the same as in previous years. I’ll give you our view of current market conditions expressed as a letter grade “A” through “F” and also provide our view of the outlook for each market through year-end 2005 as either improving, stable, or declining. Second, I’ll provide some additional details of same property guidance for 2005. Let’s begin with the overview of Camden’s markets.

Starting out west in San Diego, we rate current conditions as an “A” with an improving outlook. Job growth has grown at a consistent pace for the past three years, and we project 30,000 additional jobs for 2005. Housing prices remain high driving more renters to the multifamily market while construction permits are decreasing by 9% from 2004 levels, keeping demand ahead of the flow with new units to the market.

In Orange County we rate current conditions as a “B+” with a stable outlook. Thirty thousand new jobs will be adequate to absorb the remaining 2004 and projected 2005 completions. Going forward completions will remain at a very manageable level of 3,000 to 4,000 units per year. Firming occupancy levels have increased momentum allowing operators to reduce concessions which have crept into this market in the past two years.

In Phoenix we rate current conditions a “B” with an improving outlook. Phoenix has been a positive surprise with continued job growth, increasing occupancy rates, and an 11% rise in the renter base. These conditions should allow a continuation of solid same property NOI growth for Camden’s Phoenix portfolio in 2005.

Next in Las Vegas we rate current conditions as an “A” with a stable outlook. The Vegas economy continues to crank out new jobs with a projected 27,000 additional for 2005. New supply has been absorbed quickly by the immigration of renters. Concessions are beginning to disappear as demand outpaces supply. Vegas may prove to be a top performer again in 2005 with one of our highest projected NOI growth rates.

Denver we rate current conditions as a “C” with a stable outlook. With modest job growth and another year of soft markets, it’s hard to see a path to recovery in Denver. However, declining construction starts have had a positive influence on occupancy levels. Our same property results will struggle to remain flat to the prior year.

In Houston we rate current conditions a “C” with an improving outlook. The market will continue to be under pressure during 2005 from record level single-family home sales and persistently high multifamily completions. Camden maintained an occupancy rate of 93% in 2004 and the rest of the market averaged about 90%. We’ll have to outperform the market again in ’05 to achieve year-over-year NOI growth. However, job growth is estimated to be 50,000 for 2005 which should be sufficient to prevent any further deterioration and sets the stage for a continued recovery late in 2005 continuing into 2006.

In Dallas we rate current conditions as a “C” with a stable outlook. The outlook in this market is much the same as Houston. We believe the worst is past in Dallas where employment is regaining momentum and completions are decreasing year-over-year. 2005 will bring the first decent job growth in four years. The addition of 40,000 jobs in Dallas will absorb the additional 5,000 units of new inventory in this area, but there’s still too much vacant inventory overhang to see any improvement in revenues.

Austin we rate current conditions as a “C-” with a stable outlook. Projected 15,000 new jobs and fewer than 2,000 completions in 2005 will provide an outlook that mirrors that of 2004. Concession levels are on the decline but will continue to be a major barrier to growing net effective rents. If we execute well, same property NOI will remain flat in 2005.

Tampa we rate current conditions as a “B+” with a stable outlook. This market remains steady year over year. Occupancy rates and employment levels are on the rise from 2004 levels. Employment growth at 40,000 new jobs offsets 4,000 new completions leading to another year of solid NOI growth.

In Orlando we rate current conditions as a “B+” with a stable outlook. Camden’s healthy market-wide occupancy rate of 96% gets a boost from 40,000 — 43,000 new jobs and a 4% annual expansion in the apartment renter base. Continued employment growth and the weakening of home buying competition should help absorb the 6,000 new units entering the market.

In South Florida we rate current conditions as a “B+” with a stable outlook. Recent job gains have been fairly broad based with most major industries participating in the expansion. Employment growth is expected to be in the 30,000 to 40,000 new jobs range while multifamily completions are forecast to be under 3,000 units for 2005. A major offset to the rental starts will be units removed through condominium conversions. The combination of these factors will keep South Florida a strong market in 2005 with solid same property NOI growth.

North Carolina we rate current conditions as a “B-” with a stable outlook. Traction is beginning to build from positive employment growth and declining new supply. These factors should allow for relatively stable market conditions throughout the year with same property NOI increasing moderately.

Atlanta we rate current conditions as a “B-” with an improving outlook. This economy is finally gaining momentum coming out of a shaky post recession period. Forty thousand new jobs will strengthen apartment absorption, accelerating apartment demand. Plus the expected relief of reduced starts should make Atlanta a more attractive market in 2005.

St. Louis we rate current conditions as a “C-” with a declining outlook. The unemployment rate has trended back up to 6% as job creation has not kept pace with national labor growth markets. There is no reason to expect much change in St. Louis as 15,000 new jobs is not nearly enough to move the needle from a market wide occupancy rate of about 92%. Same property NOI is expected to decline modestly in 2005.

Finally in Washington, D.C. the metro area we rate the current conditions as an “A” with a stable outlook. This economy appears to be at a prolonged up cycle and is a very solid market. The local economy should remain among the nation’s top job growth leaders with 65,000 to 75,000 new jobs added in the year of 2005. Multifamily permits will reach 7,500 units in ’05, but the increases in unemployment growth and home buying costs will keep this market one of the highest rent growth areas in the country.

If you calculate a weighted average for our letter grades in outlook it indicates that overall current condition in Camden’s market of about a “B” to “B-” with a stable outlook. This strikes me as about right and supports our same property guidance for 2005 of 1% to 3% growth.

During the fourth quarter we were able to maintain our occupancy rates in the 94% range, which is more in line with our historical performance. For the quarter-over-quarter comparison our occupancy decreased by 0.4% from 2003 as our competitors continue to seek market share through aggressive rental concessions.

Concessions will continue to be our biggest challenge in moving the effective rent higher. Having stabilized our occupancy in the 95% range, managing concessions will continue to be the most significant challenge to our onsite teams. We did get some good news on the concession front in the fourth quarter. Sequentially our same property concessions decreased by $90 per unit annualized or about one million dollars quarter-over-quarter. This is the best evidence so far that we have passed an important inflection point on the path to improved fundamentals.

As I’ve shared with you several times throughout the past two years, the sequence of events to look for that pre-stage revenue growth in our portfolio are Number One, occupancies will recover and stabilize in the 94% to 95% range, and Number Two, concessions will decrease sequentially. Only then will you begin to see opportunities to increase market rents. We hope to see a confirmation of this trend in the first quarter which will give us a much clearer picture of the timing and the strength of the recovery that’s underway in our property sector.

As Ric mentioned, at the mid point of our 2005 same property NOI guidance we expect to see NOI increase by 2% over last year. Included in our forecast is an increase in our portfolio wide occupancy rate from 94.2% to about 94.6% in ’05. Our revenue forecast for same property is 1.5% to 3%. Our forecast for expenses is an increase of 2% to 3% which includes increases of 3% for salaries, 5% in utility costs, and total non-controllable costs including taxes and insurance are projected to rise by roughly 2%, which is well below trend in both categories.

We know that 2005 will again be a challenging year for our onsite personnel. On the other hand, with the addition of Summit’s extraordinarily talented real estate professionals and 14,000 high quality homes, we know that we will continue to outperform the competition to the benefit of our stakeholders.

Now I’d like to turn the call over to our CFO, Mr. Dennis Steen.

Dennis Steen:

Camden Property Trust	Thanks Keith and good morning to all. I will start this morning with additional color on our fourth quarter results. Camden reported FFO for the fourth quarter of 2004 of $38.2 million or $0.86 per diluted share representing a $4.6 million or $0.10 per share improvement from the prior quarter and coming in at the mid point of the guidance we provided last quarter.

The $4.6 million improvement in FFO from the prior quarter was primarily the result of the following: Total property revenues grew by just under $500,000 as positive gains in our non-same property and lease-up communities more than offset a slight decline in same property revenues as discussed by Keith. Total property expenses declined by $1.5 million due to the expected seasonal declines in repair and maintenance and utility costs.

Other revenues, which is primarily comprised of income related to our Mezzanine Financing Program, increased by $2 million due to a prepayment penalty recognized on the early payoff of a Mezz Loan on a multifamily community in Reno, Nevada.

Also during the quarter we sold two undeveloped land parcels generating proceeds of $17 million and resulting in a gain of approximately $1.4 million. The first tract was a 2.5 acre tract adjacent to our Harbor View Community in Long Beach, and the second tract was a 2.6 acre tract adjacent to a predevelopment asset in Houston.

Additionally expenses associated with our preferred units declined $1.3 million from the prior quarter due to the payoff of $35 million in preferred units in the Third Quarter of 2004.

These positive variances were offset by increases in property management and G&A expenses of $500,000 and $2.1 million respectively. The increase in property management expense was entirely related to higher incentive compensation expense, while the increase in G&A expense was the result of increases in incentive compensation expense, costs associated with Sarbanes Oxley compliance, the write-off of abandoned deal costs, and slightly higher legal costs.

The only other item to note on the income statement relates to the accounting for discontinued operations. During the fourth quarter we classified three of our communities as Held for Sale and thus moved their operating results to income from discontinued operations. The sale of one of the three communities, Camden Fountains in Orlando, closed in late December and resulted in a gain on sale of approximately $8.4 million. Of the remaining two assets Held for Sale, Camden Greens in Las Vegas, Nevada was sold in late January, and we expect to complete the remaining sale of a Tampa, Florida community by early Second Quarter of 2005. Total proceeds from these three sales will be approximately $120 million.

Moving on to capital market activities, in December we issued $250 million in five year unsecured notes at 90 basis points over the comparable Treasury for a rate of 4.39%. We used the proceeds to pay down balances under our unsecured lines of credit, which ended the year with $56 million in outstanding compared to $334 million as September 30th, 2004. As a result our floating rate debt declined to 9.3% of total debt at year-end.

In January we also completed the recast of our unsecured line of credit and executed a $500 million bridge facility that will be used to finance the cash portion of the acquisition of Summit. The bridge facility has a term of 364 days from the funding and an interest rate of LIBOR plus 80 basis points. Our new unsecured credit facility now consists of total commitments of $600 million from 21 banks with an accordion feature up to $750 million, and it matures in January of 2008. Pricing on the new facility is 10 basis points below the expiring facility.

Additionally, in January of 2005 we redeemed the remaining $17.5 million of 8.25% Series C perpetual preferred units and will charge to earnings in the first quarter of 2005 a write-off of approximately $360,000 in original issuance costs associated with those units.

As we approach the pending merger with Summit our balance sheet remains strong and flexible with 89% of our assets at cost being unencumbered, 89% of our debt unsecured, a conservative level of floating rate debt, very manageable debt maturities over the next several years, and significant capacity available under our unsecured credit facilities.

Moving on to 2005 guidance we expect 2005 FFO to be in the range of $3.20 to $3.40 per diluted share excluding any potential gains from land sales or technology investments. Our guidance range is based upon the following four assumptions:Closing of the Summit Properties merger on February 28th of 2005; the sale of $400 million to $500 million of Camden’s assets into a joint venture during the Second Quarter of 2005; same property NOI growth of 1% to 3% derived from revenue growth of 1.5% to 3%, and expense growth of 2% to 3%; and $90 million to $100 million of dispositions relating to the two properties Held for Sale at the end of the year.

As I mentioned previously, we expect additional acquisitions and dispositions of approximately $200 million to $300 million in the second half of 2005, with 100 basis points negative spread on the cap rates between acquisitions and dispositions. But we’ll try to manage the timing in order to minimize earnings solutions.

We’re also projecting new development starts of approximately $500 million to $600 million staggered throughout 2005. We have no equity offerings planned for 2005. However, we’ll have a bond offering in late 2005. LIBOR is projected to be 3.5% by December of 2005, averaging approximately 3% during 2005.

We expect fee income to increase by $5 to $6 million in 2005 primarily relating to the formation and ongoing management of the joint venture described earlier, as well as new potential joint ventures on a few new development projects. However this increase will be partially offset by a decline in interest income of $2 million as several loans in our Mezzanine portfolio are retired.

Moving to expenses, we anticipate that 2005 G&A and property supervision costs will increase approximately $3 million and $4 million respectively over the levels seen in 2004 mainly due to the Summit acquisition, a 3% growth rate on 2004 expenses and costs associated with the rollout of our OneSite property management system.

Our earnings guidance for the First Quarter of 2005 based on the above assumptions is estimated between $0.78 to $0.82 per diluted share. This represents a decline of $0.04 to $0.08 per share from the Fourth Quarter of 2004. The decline from the fourth quarter is primarily due to the fact that the fourth quarter included approximately $1.4 million in gains on land sales and higher interest costs in the First Quarter of 2005 due to rising rates on our floating rate debt and the impact of our $250 million note offering in late December, whereby we locked in very attractive long term rates at the expense of cheaper floating rate debt in the short term.

With that I’ll open the call up for questions.

Operator:	Ladies and gentlemen if you wish to ask a question please press star 1 on your touchtone phone. If your question has been answered or you wish to withdraw your question please press star 2. Again to ask a question the command is star 1, and we’ll pause for a moment as questions queue up. Your first question comes from David Ronco of RBC Capital Markets. Please proceed, sir.

David Ronco:	Good morning. I’m here with Jay Leupp. First, Keith, I wondered if you could talk about Dallas and Houston and your current occupancy there and what changes you’ve seen thus far in 2005.

Keith Oden:	In the supplemental notice that their occupancy for the quarter, which was really most of the cause for the decline for our quarter-over-quarter, was about 91% in Dallas and about 90% in Houston. We’ve since rebounded from those levels. We’re back in those two markets in the 92% to 93% range. Our budget for both of those markets for the entire year is about 94%, a little bit less than that in Dallas, but 94% in Houston.

We do expect that we will be able to recapture it and then hold higher occupancy levels in those two markets going forward. The real balance point in both of those continues to be the levels of concessions, both of which did increase quarter-over-quarter notwithstanding the fact that in our entire portfolio we had the first decline in concessions in 2.5 years. So we do expect to see the occupancy tick back up. Both of those markets for the year are projected to be basically flat on NOI growth year-over-year. We have a small amount of growth in the plan for Houston, but basically flat year-over-year. I think as we sit here today those still look like they’re doable.

David Ronco:	Okay, moving on to a stronger market Las Vegas where obviously you have got to be at an all time high in occupancy there. What’s been the trend in concessions in Las Vegas and how close are you to meaningfully moving effective rents there?

Keith Oden:	Well we actually have made some progress in effective rents. The trend in concessions continues to be down even though we carry concessions. Right now our current level of concessions in Las Vegas is running about 2 weeks free, basically from the imbedded concessions that were granted earlier in the year in leases that are already in place. It is virtually across the board in our portfolio right now on current leases with the exception of a look-and-lease $50 special, we have seen concessions basically go away in our portfolio on a run rate basis. So they will continue to decline in Las Vegas as we burn off the imbedded concessions.

Obviously at 97% average occupancy it would be a hard explanation for any of our community managers to be defending a concession, granting concessions in the current marketplace. The main factor in Las Vegas has been that in the last three to five months most of our competitors have also come along. For a while there we had virtually eliminated concessions, but we still had some of the lowest common denominator competitors who were still granting concessions. Most of those folks have at this point eliminated the “C word” from their marketing presentation.

I think that Las Vegas is set up to have another really strong year for us. Obviously at 97% occupancy there’s little or no room on the occupancy side, and we do expect to see growth in that effective rent in that marketplace. From a historical perspective I think we’ve hit as high as 97.5%, but it would have also been in the fourth quarter or the first. Fourth and first quarters tend to be seasonally stronger in Las Vegas which is a little bit out of phase with most of the rest of our markets.

David Ronco:	Okay, great thanks. And then I just wanted to clarify one thing. Dennis, when you talked about management fees you said $5 to $6 million. Was that an increase over ’04 or is that total?

Dennis Steen:	Increase over ’04.

David Ronco:	Okay, thanks.

Operator:	Your next question comes from Jordan Sadler with Smith Barney. Please proceed.

Jordan Sadler:	Good afternoon. Could you just give us the total concession number? I just realized it’s good morning.

Keith Oden:	Total concessions declined about $90 per unit on an annualized basis. Total concessions in the portfolio were down about $1 million dollars — call it $12 million to $11 million.

Jordan Sadler:	Sequentially.

Keith Oden:	Yes.

Jordan Sadler:	Okay. And that’s the first gross decline that you’ve seen sequentially in two years.

Keith Oden:	In 2.5 years.

Jordan Sadler:	Okay.

Keith Oden:	We had a couple of quarters there in ’03 where we had the “head fake” where we were virtually flat, but this is the first decline that we’ve seen in gross concessions.

Jordan Sadler:	Okay, I just wanted to follow-up on Dave’s question on Houston and Dallas. Was there a change in philosophy there a little bit? Did you stop concessions for a little while because you thought there might be some strength in a pocket where you could get away with the concession?

Keith Oden:	No, not at all. In fact for our concessions in both of those markets quarter-over-quarter there wasn’t any meaningful change from third to fourth quarter. The challenge is that again with our competitors scrambling around for market share there’s almost no concession that’s too large. We try to maintain some sense of price discipline, but the reality is if you’re offering a month free and there are signs on your street that are offering two months free, it just makes for a very difficult marketing scenario.

So it really is not changing philosophy as much as it is that we lost market share to competitors who very, very aggressively discount. You’ve got some of our competitors that we have consistently outperformed in the marketplace from an occupancy standpoint. The reality is when you’re 94% and your competitors are 85% or 86%, they’re going to be very aggressive on their concessioning, so it’s not a change on philosophy just a continued battle with underlying fundamentals.

Jordan Sadler:	Okay, and then the operating expenses were up 5.3% year-over-year. Last year in the fourth quarter I think it was also a 5% number year-over-year. I was just curious what’s going on there?

Keith Oden:	You’re looking at quarter-over-quarter?

Jordan Sadler:	Yes.

Keith Oden:	The primary reason for the noise both in the quarter-over-quarter and sequentially is property taxes.

Jordan Sadler:	Okay.

Keith Oden:	There’s a lot of movement around pluses and minuses within those markets. I think a better way to look at it in terms of our thinking on operating expenses would be to look at the year-over-year number. We were at 3.2% year-over-year. Our guidance for the year was 3% to 4% for ’04, so we came in at the low end of our guidance, and then going forward our guidance is 2% to 3%.

Jordan Sadler:	Okay, and then just moving over to the Summit merger real quickly. Is there an update on the expected cap rate on a trailing 12 month basis?

Richard Campo:	No, there’s really no update. The ’04 numbers for Summit are consistent with our original underwriting of the property. It’s consistent with the disclosures we’ve made in the past which basically is a 5.9% plus or minus cap rate on trailing 12 months.

Jordan Sadler:	And that 5.9% is on the $1.6 billion of stabilized assets? I think it is.

Richard Campo:	That is correct, it would be on the stabilized assets. As far as developments and under construction assets, we just valued those on an individual basis, and obviously a property that isn’t leased up can’t be translated on a cap rate basis.

Jordan Sadler:	Sure, so the rest of the value which is about $500 million I guess, because of the $2.1 billion dollar total purchase price. Will amounts related to that $500 million totally be capitalized?

Richard Campo:	Well actually the price is really $1.9 billion and that was said when we fixed the exchange ratio and the cash portion. Any excess dollars over the statewide portfolio is either land or property under development or other assets like receivables and things like that. But yes, that would be capitalized on the balance sheet. Now some of the properties for example like properties that are in development that are in lease-up and maybe 75% leased, will obviously have ramp ups into the earnings stream over the lease up period.

Jordan Sadler:	Just to clarify in the total price, the $1.9 billion is the new price including fees after the exchange was set but different from the original proxy?

Richard Campo:	No, the original numbers were always $1.9 billion. I think that $2.1 billion had in it some assets that Summit was going to sell. They have now been sold.

Jordan Sadler:	Okay. I’ll touch base with you on it offline, if I can.

Richard Campo:	Okay, absolutely. We can reconcile that for you, because there were a number of sales at year-end totaling several hundred million dollars on the Summit side that we always anticipated Summit selling.

Jordan Sadler:	Okay. And two other quick ones. Just a cap rate on the $120 million of dispositions.

Richard Campo:	You had three different kinds of assets. The Florida asset was roughly a 6.79% cap rate. The Las Vegas asset is just a tad over 6%, and both had free and clear un-leveraged IRRs of between 12% and 13%, plus or minus. The third asset that is currently under contract is being sold to a condo converter and the cap rates are really interesting. It’ll be a sub-4% cap rate.

Jordan Sadler:	And the IRR on that I would imagine will be in the teens?

Richard Campo:	Yes. High teens or low 20’s.

Jordan Sadler:	Okay. And where was that asset?

Richard Campo:	That is in Tampa.

Jordan Sadler:	Okay. And then lastly, just an update on the JV. $400 - 500 million of assets sales into the JV?

Richard Campo:	We are currently in the process of negotiating that transaction, and that’s about all I’m going to say about it at this point. It’s progressing well, in accordance with our expectations.

Jordan Sadler:	And the cap rate that you originally quoted on that was 5.75%? Is that right?

Richard Campo:	I don’t think I had a specific cap rate, other than I thought it would be in the zone of the same cap rate that we did the overall Summit transaction on.

Jordan Sadler:	Okay. Thank you.

Richard Campo:	Absolutely.

Operator:	And your next question comes from Steve Swett with Wachovia Securities. Please proceed.

Stephen Swett:	Dennis, could I ask a little more information on the pursuit costs that you guys wrote off?

Dennis Steen:	Yes, it was approximately $300,000 in abandoned-deal costs that we recorded in the fourth quarter.

Stephen Swett:	Was that related to the land sales?

Dennis Steen:	No, it was not. It was related to an abandoned Florida and an abandoned California transaction.

Stephen Swett:	I’m sorry. Do you guys typically reserve for those, or do you just take them as they come?

Dennis Steen:	We take them as we abandon the activity, so we would continue the cap as long as it appears to be probable that we would go forward with the transaction. As soon as it’s likely that we would not be going forward, we write them off at that time.

Stephen Swett:	Okay. In the guidance you’ve set for 2005, is there a meaningful change or what’s the assumption in the floating rate portion of your debt?

Dennis Steen:	The floating rate portion forecast? The floating rate portion averages the year right about 15%.

Stephen Swett:	Okay. And then just a clarification. You said acquisitions in the second half of ’05. Acquisitions and dispositions of $200-$300 million. Is that $200-$300 million each?

Dennis Steen:	Yes.

Stephen Swett:	Okay. And then Ric, just a final question on the Summit merger. Could you provide a little more information in terms of how the integration is progressing, where you stand in terms of your property management structure and your development team structure?

Richard Campo:	Sure. The integration is going very well. We have been very pro-active in the integration process, so that when we close on February 28 we won’t miss a step from bringing the two companies together. That’s very critical. All of the management structures are in place. I’ll let Keith talk about the property management side. From a development perspective, we have a very robust team that will be coming over from the Summit side and be integrated into our existing development operation. Summit has a $650 million development pipeline. When you add it to ours, without any new properties being put into the pipeline — which is highly unlikely, since we’re working on lots of deals - we’d have roughly a $1.1 billion pipeline, of which $800 million of that pipeline is in southern California, D.C., and southeast Florida.

So we’re really excited about the development side and the construction side. Summit has very, very good seasoned long-term players that are coming across, that will really add value to the Camden development portfolio. I’ll let Keith talk about the property management integration issues.

Keith Oden:	Steve, it’s going extraordinarily well. We still expect that at the date of the merger, at the end of this month, somewhere in the range of 90-95% of all operating practices will have been resolved, and that’s what we will be training to the new Summit associates. So we’re already a much better company for what we’ve learned from our Summit associates that we’ll be incorporating into our practices as part of Camden.

We’ve made incredible progress, and a lot of it has to do with the really outstanding level of cooperation that we’ve gotten from all levels of the Summit organization, to the point where it’s notable that we’re having our annual leadership meeting here next week and the seven new Summit vice presidents that will be joining Camden in the merger are actually going to be attending our planning session and be a part of our planning session for the year. You don’t normally get that level of integration prior to the curtain dropping, so I think we’re well along the trail from an integration standpoint. I would say Ric characterized it as expected, but I think really we’ve made more progress than we would have anticipated. Part of that is because we got a little bit of reprieve on the timing, due to working our way through the SEC process, but we’re well down the trail. It’s gone extraordinarily well, and we expect to hit the ground running with 400 of the best trained and best motivated additions to Camden that we’ve ever seen.

Stephen Swett:	Okay, thanks.

Operator:	Your next question comes from Asad Kazim with RREEF. Please proceed.

Asad Kazim:	Hey, guys. Couple quick questions. First for Keith. If you could just give more color on Atlanta, and why you gave it a grade of “B” when permit activity went up probably 15% on a year over year basis, and we still haven’t seen signs of things turning around.

And then two, the sequential number — or the year over year number in the fourth quarter was a 4% decline in NOI, and the expectation is positive 2% in 2005. So what’s driving the roughly 600 basis point change?

Keith Oden:	We’ll talk about Atlanta first, and then I’m going to have to come back to your second question. In Atlanta, the primary difference is our view on job growth in 2005. We are projecting almost twice the level of job growth that occurred in 2004. Yes, the permit activity has continued to click along, but it’s at much reduced levels from where it was two years ago.

My rating, by the way, was a “B-”, not a “B,” so it’s just half a click from being a “C+”. If Denver is a “C-,” it’s easy for me to get on my grading scale from where Denver is to where Atlanta is at a “B-”. So 40,000 new jobs next year sets a pretty decent backdrop, given the level of new construction that still has to be absorbed. Yes, we’ve still got some slack in the system. There’s no question about that. From the standpoint of an overall market wide occupancy, we’re still running in the 90-91% range. That’s a little bit skewed, because our Atlanta portfolio, or the Summit portfolio, is operating at a higher occupancy level than that is, and they have maintained that higher occupancy level throughout ’04.

So we’re pretty encouraged that the worst is probably behind us in Atlanta. Atlanta is certainly further down the trail to a recovery and decent growth than a Houston, Dallas or Denver scenario. I think that with 40,000 jobs, if that’s the right number and it comes to pass, we’re going to take up a fair amount of slack in the system and be able to head towards recovery in Atlanta.

Richard Campo:	Yes, on the second question, the 600 basis point differential between the fourth quarter same store NOI decline of 4% and our target for the year of 2% positive growth. First of all, you really can’t take the fourth quarter because there’s a lot of noise in the fourth quarter. If you look at the fourth quarter, operating expenses were up 5.3%. But if you flip to the year over year comparison on page 13 of the supplement, you’ll see that actually revenue growth for the year, year over year for ’04 over ’03 was up nearly 1% at 0.9%. Expenses were 3.2% up, so we had a 0.7% decline overall.

So what we’re talking about really is not a 600 basis point improvement, but a 270 basis point improvement from the 0.7% to a 2.0%. When you look at our expectation this year, we’re talking about revenue going from 0.9% up to between 1.5% and 3% for the year, and expenses from 2% to 3%. So if we hit the mid point of the revenue, and hit the high end of the expenses, that puts you right at 2.0% same store NOI growth for the year, 2005 over 2004. That’s how we get there. We don’t think it’s a big stretch to get there when you look at it on an overall annualized basis.

Asad Kazim:	Great, that makes perfect sense. And then a quick question for Dennis. Since the JV fund isn’t done, is the $500 million bridge then fully taken down in the first quarter, and then reversed going forward in the second quarter? And then second question is, what was the dollar amount of the prepayment penalty that you guys received in the Mezz portion?

Dennis Steen:	Yes, the bridge facility we plan on taking down as we close the merger for about $400 million. That amount will be refunded upon the closing of the joint venture, which is expected to close some time in the early part of the second quarter. As it relates to the Mezz prepayment penalty, it was a $1.9 million number.

Asad Kazim	Perfect. Thanks so much, guys.

Operator:	Your next question comes from Craig Leupold with Green Street Advisors. Please proceed.

Craig Leupold:	Keith, I’m assuming that your same store guidance is just for the Camden portfolio and excludes the Summit portfolio?

Keith Oden:	No, it includes both.

Craig Leupold:	It includes both?

Keith Oden:	Yes, it does.

Craig Leupold:	Okay. If you broke it out roughly, what would be the same unit NOI assumption for Summit?

Keith Oden:	You know, we’re just not going to go down that trail right now, Craig. Our guidance does include that. The budgets that were prepared were prepared under their system, with their people, with their model, and we were not involved in that process. Obviously we’ve had opportunities to do our due diligence. We’ve done that, and we have comfort that their budgets and their game plans are achievable. We’ve included them in our game plan and then put a range around that. But as far as breaking out the differential for the two at this point, we just don’t think it would be appropriate to go down that trail.

Richard Campo:	I will say, Craig, that we have consistently said that we think the Summit markets are going to grow revenues and NOI at about 10% faster than the Camden portfolio, and that’s consistent with our thinking going forward in these numbers as well.

Craig Leupold:	Okay. Great. And then Dennis, you mentioned that you expect fee income to be up about $5-$6 million. What about the expense side? On the fee income, is that revenues or is that the net?

Dennis Steen:	That is revenue. A good base of what we have in that fee generation is already embedded costs of our regional support staff. So we don’t see a significant increase in our regional support staff going up as they support these joint venture assets.

Craig Leupold:	Okay. And then on the two abandoned projects. Did you guys own the land?

Richard Campo:	No, these were just pursuit costs.

Craig Leupold:	Okay. And then two last questions. One, rent.com gain. What might be your expected use of the proceeds? I know it’s not in your guidance at this point. But just wondering what are the things you’re thinking about, if anything special, in terms of the use of those proceeds.

Richard Campo:	Well the first thing we’ll do is pay down debt. I mean, clearly when you get revenue in like that, you just pay down debt. I’m not sure I follow another use.

Craig Leupold:	Well I just didn’t know if you would look to do something different with those proceeds.

Richard Campo:	No, we’ll just pay down debt and put it into the normal operating category.

Craig Leupold:	Okay. And then you guys are currently carrying on a book value basis about $138 million of land. Do you have any estimate of what the market value of that might be versus the book value?

Richard Campo:	You know, that’s a good question but I really don’t. I know that most of our land that we’ve owned for a long time has appreciated, but we don’t do a mark to market or an appraisal analysis on that land. You know, when you look it anecdotally, you can see in Long Beach we’ve sold a parcel and made a million plus on it. On every land project where we have residual or adjacent land parcel that was sold, we’ve always sold it at significant gain. But I don’t have a real sense for what the value would be if we liquidated it all.

Craig Leupold:	Do you expect most of that to be developed as apartments as opposed to sold?

Richard Campo:	Most of it, yes.

Craig Leupold:	Thank you.

Operator:	Your next question comes from Andrew Rosivach with Credit Suisse First Boston. Please proceed.

Andrew Rosivach:	Good morning, guys. Dennis, I just wanted to do a couple follow ups on those tags that Asad gave. In your guidance you are anticipating the $3.20-$3.40. Does that take in a bridge period where you’re going to have above-average leverage for a couple of months that we should have in our model that you’ll end up trending down?

Dennis Steen:	That is exactly what you would expect to see. A month to two months at the most.

Andrew Rosivach:	Okay. And then on the Mezz. If you could chart out what the quarterly trends would be — where is it going to be first quarter versus the fourth? If you can give an idea of where that number is going to go.

Dennis Steen:	From a balance sheet perspective?

Andrew Rosivach:	From an income statement perspective.

Dennis Steen:	Yes, I think over the year we’re expecting about a $2 million decrease in interest income on Mezz, excluding pre-payment penalties, and I would just probably take it down pro rata over the four quarters.

Andrew Rosivach:	Okay. And then last, for Ric. You mentioned in your guidance you have about $500 million of development starts. Since it’s a big number, what markets do you anticipate that those would be in, and is there any mega-project baked in there, like a Harbor View?

Richard Campo:	Primarily the starts will be in southern California, D.C. and southeast Florida. When you look at the $1.1 billion, 80% of it is in those three markets. We do have a couple of projects in Houston that we’re likely to start towards the end of the year or beginning of next year, that are urban infill developments where we’ve assembled land for over a period of years. As far as mega-projects, when you develop in southeast Florida normal projects become larger than normal given the land. Also in California, given the cost of development there and the land costs and so forth. We do have a couple of projects that are in that pipeline that are nosing up to $100 million or a little over $110 million. So two to three probably in that range, but nothing beyond the $100-$110 million zone.

Andrew Rosivach:	Okay, great. Thanks, guys.

Operator:	And your next question comes from Lou Taylor with Deutsche Bank. Please proceed.

Lou Taylor:	Thanks. Good morning guys. Just a couple of follow ups. Ric, in terms of the joint venture and the asset sales associated with it, has there been any change in the mix of assets that are going to go into the fund?

Richard Campo:	No, it’s still comprised of a set of assets from Houston, Dallas, Las Vegas, Phoenix, Tampa and one in California.

Lou Taylor:	Okay. And then secondly, Keith, I think in your remarks you mentioned that your occupancy gain year over year would be about 140 basis points if I heard that right. How much of that increase is due to the sale of some of the Dallas and Houston assets?

Keith Oden:	Actually the increase was 40 basis points, so it’s a relatively small amount. The sale of the assets that we currently have in the joint venture? We would still be a partner in those assets and we’d still be reporting those from an occupancy standpoint, so it’s not related to the mix of any of our dispos. It’s just the fact that we do expect to get a little bit of an up tick in occupancy next year as we improve underlying conditions.

Lou Taylor:	Okay. The last question is for any of you guys. On the rent.com gain, as eBay slides backwards here, what do you think that gain would be now at the current eBay price?

Richard Campo:	We don’t have enough information about exactly what the math is on that at this point, but we don’t think it’s significant from the numbers that we’ve already put out.

Lou Taylor:	Okay.

Operator:	Your next question comes from Rich Anderson with Maxcor Financial. Please proceed.

Rich Anderson:	Thank you. Good morning. Is it conceivable to look at the company after the merger as a bigger, lower-risk portfolio but with less growth potential versus what you’re indicating, a bigger lower-

risk portfolio with greater growth potential? It seems like the best of both worlds. How do you get there?

Richard Campo:	Absolutely. We think it’s a lower risk but higher growth portfolio. If you look at what’s happening in the way the merger is structured, we have 45% of the merger consideration in cash, 55% in stock, and we are funding the 45% stock portion in essence by trading Houston, Dallas, Las Vegas, Phoenix, Tampa for D.C., southeast Florida, Atlanta, Charlotte. When you look at Camden’s average job growth in the markets that we’re in now, it’s going to average about 2.6% this year. Summit’s average job growth should be 3.1%. So when we look at the ability to trade the middle of the country, if you will, for the east coast, we should have a much higher growth rate on those assets than we would have otherwise had on a standalone position, so earnings should grow faster than they would have if we just stayed put in our current markets.

Now when you think about a risk perspective, it should be a lower volatility portfolio as well because we’re lowering our concentration in the markets that we’re over-weighted in. Right now in Houston, Dallas and Las Vegas we’re somewhere between 12-14% in each market. Post merger, on March 1 those markets go down to 8% or 8.5% plus or minus in each of those markets. As we continue to develop the development pipeline out and continue our capital recycling program, those markets are going to go down to 6-7%. So the bottom line is we are going to have a less volatile portfolio because our market concentration to any one market is going to be lower than it is currently.

The portfolio ought to grow in the markets that we’re increasing our exposure in, at the expense of lowering our exposure in the markets we’re overexposed in right now. We should have a higher growth rate and we’ll have more geographic diversification, and the diversification is coming in faster-growing markets with higher quality assets, ultimately. The Summit portfolio average age is about six years. Camden’s average age is about 11. We’re going to average down to nine, so we end up with a newer, higher-quality portfolio, diversified in many markets and expanded into higher growth markets. I think we get the best of all worlds, which is lower risk and volatility and higher growth.

Rich Anderson:	Whenever I hear best of both worlds, I get a little nervous and I start to wonder. But I guess that sounds very obnoxious or optimistic. Sorry about that.

Richard Campo:	The bottom line is I wouldn’t make the deal if I didn’t think that.

Keith Oden:	It wasn’t intended to be obnoxious, Rich.

Rich Anderson:	Sorry. Poor choice of words. But the question is, with those optimistic feelings why then is your NOI forecast for this year, which assumes the completion of Summit, what I would call fairly average at mid point 2% versus what some of your peers are saying at somewhat higher than that? Why wouldn’t what you described as 16 of the top 20 job growth markets in the country translate into a higher NOI growth rate for ’05?

Richard Campo:	Well I think the bottom line is it could, and hopefully it will. But as far as our guidance goes, we just think that the market is improving methodically and the trajectory of that line of how fast it improves, whether it’s 2% same store NOI or 3% or more, is going to be a direct function of how the economy continues to improve.

Our view is that ’05 is going to be better than ’04, but it’s not going to be an out of-the-park home run job growth year. So we think it’s better to err on the side of being conservative in how the markets grow, as opposed to just trying to say, well gee we think ’05 is going to be a banner year. I think ’05 is going to be a good year and an improving year, and we’re going to get momentum into’06. But at this point, I don’t think there’s a lot of upside to be overly optimistic.

Keith Oden:	Also, Rich, just the realities of what we’re looking at versus other companies. We’re in the middle of A: a merger and B: integration for an entirely new property management system, both of which are going to be extraordinarily positive long term for this company. I think you can rest assured by saying that if the end of the year comes and our competitors have reported actuals of 4.5%, then we’ll be right there with them if not higher, based on our historical track record.

Rich Anderson:	Okay, thanks.

Operator:	Again as a reminder, if you do wish to ask a question the command is star 1. And your next question comes from David Rodgers with KeyBanc Capital Markets. Please proceed.

David Rodgers:	Yes. I guess a question for Ric on the development side. I didn’t hear you talk about the development yields at all. You probably said them on the last call, but could you update us on the development yields for the one completed and two under construction assets?

Richard Campo:	In terms of the ones that are in our current pipeline in our supplement?

David Rodgers:	Yes.

Richard Campo:	Sure. The one currently completed would be Harbor View, which we did finish, and congratulations to our team out there for getting the 95% occupancy on Harbor View. The yield on that is about 7% plus or minus. The yield on Farmers Market II and Lago Vista are in the 8% range, plus or minus.

David Rodgers:	What’s your outlook for development yields in this pipeline? You talk about $1.1 billion of pipeline assets. What’s the yield going to be there? How much land do you still have to buy, given the fact that the markets you highlighted are the most expensive land markets at this point in time as well?

Richard Campo:	Well, we don’t have to buy much land. I think we own all the land that we have right now in terms of the pipeline that we’re going to develop next year, and I believe Summit also has acquired all the land they need for their pipeline as well. So we’re not going to be acquiring any new land for the $1.1 billion pipeline. We will be working on future projects, obviously, and we think that we ought to be able to generate $200-$300 million at least annually of new development activity from the team that we have.

As far as yields go, there is a challenge in yields today because of the rising construction costs. Our yields are going to depend on where you are. If you’re in California or D.C., probably in the 7% zone, plus or minus. Other markets, like in Houston and elsewhere, in the 8-8.5% range. So we’ll be anywhere from 7.0-8.5% on the development yields, depending on where we are and when we bought the land, when we bid the project, and stuff like that.

David Rodgers:	Any thoughts of additional condos, or any additional thoughts on condos at Long Beach?

Richard Campo:	We think about it pretty much every day. It’s an interesting discussion because we have it with the development pipeline. Our development pipeline is being built to condo standards, bottom line, so that we can take advantage of that in the future. The debate on whether we sell Long Beach Harbor View to a condo converter? On the one hand, it’s a very attractive profit obviously. But on the other hand we bought the land for Long Beach in 1999, and we now have our first full year in 2005. So it’s taken us six years to get that development to the point it is today. It’s a very positive, very great asset that’s irreplaceable in southern California, and I think it will have great long term same store NOI growth.

And so the question is do you take a quick profit today or continue to grow your asset base in markets that are very hard to get deals done in? We debate that on an ongoing basis. You could take a short term view and just cash in a bunch of profits, but the bottom line is that I think we’d rather have the cash flow than the profit.

David Rodgers:	So as you continue to build out the pipeline, it’s likely that you still wouldn’t consider it — maybe on a one-off basis, but it wouldn’t be a broad consideration even as you build out the pipeline to fill that space back in.

Richard Campo:	No, I don’t think so. I think it really is a function of if we could, we’d do it on a one-off basis when it really made a lot of sense and we could replace the asset, if we had a big pipeline there. But generally speaking, I don’t think it’s a core business that we want to focus on.

David Rodgers:	Last question. Dennis made a reference in his comments that there could be some additional fee income from JV development. Would those be in new markets or in existing markets, when you take the whole Summit/Camden portfolio together?

Richard Campo:	They would be in our existing markets.

David Rodgers:	Is that more a function of capital than it is projects? Or is it these larger projects that you would take some of the risk off?

Richard Campo:	Joint ventures are a function of the potential dilution that we take when we put all the development on our balance sheet. When you’re leasing up a project — take Harbor View as an example — Harbor View has been a dilutive transaction for Camden for the last two years, so our operating portfolio NOI or FFO contribution has been diluted by the lease-up of Harbor View.

If you look at our pipeline right now, we have roughly $60-$70 million of development on our balance sheet right now. When we ramp up $500-$600 million and then approach one billion, the dilution during lease-ups can be significant. In order to try to dampen that or lower that potential dilution, we would do joint ventures on some assets. That’s really the issue there. It’s not so much capital, because we can recycle capital to fund development. It’s more about the on-balance-sheet dilution that you take when you are leasing up properties.

David Rodgers:	In terms of a percentage of the pipeline, or thoughts of a number of assets, what are you thinking generally?

Richard Campo:	We’re thinking $200-$300 million at most.

David Rodgers:	Okay. Fair enough. Thanks, guys.

Operator:	You have no further questions at this time. I’d like to turn the presentation back to Mr. Ric Campo for closing remarks.

Richard Campo:	Great. We appreciate everybody’s participation in the call today, and we’ll talk to you next quarter. Thanks.

END